                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A


                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-1


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         HERBALIFE INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                              426908208 (CLASS A)
                              426908307 (CLASS B)
                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.
                                  MARK HUGHES
                       C/O HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                             LOS ANGELES, CA 90067
                             ATTN. TIMOTHY GERRITY
                              TEL. (301) 410-9600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                             ANTHONY T. ILER, ESQ.
                              IRELL & MANELLA LLP
                       333 SOUTH HOPE STREET, SUITE 3300
                             LOS ANGELES, CA 90071
                                 (213) 620-1555


                         (Continued on following pages)
                              (Page 1 of 7 pages)

CUSIP No. 426908208                  14D-1/A                             Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098


--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO
================================================================================

(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

CUSIP No. 426908208                  14D-1/A                              Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO
================================================================================
(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

CUSIP No. 426908208                  14D-1/A                              Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN
================================================================================
(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

                                                                          Page 5
       MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth in this Amendment No. 6, its Tender Offer Statement on Schedule 14D-1, filed on September 17, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION


     Item 10(c) of the Schedule 14D-1 is hereby amended to read as follows:



          On September 14, 1999, three putative class action lawsuits, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, one entitled Kevin Coyle v. Mark Hughes, et al., Case No. BC 216759 and one entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Five similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International, Inc. et al., Case No. BC 216823, two others on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904, one on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No. BC 216932, and one on September 23, 1999, entitled Michael Vaupel vs. Mark Hughes, et al., Case No. BC217257. In addition, three similar lawsuits were filed in the District Court, Clark County, Nevada, one on September 14, 1999, entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158II, one on September 15, 1999, entitled Francis Mcfarlain, IRA vs. Herbalife International, Inc., et al., Case No. A408159I, and one on September 22, 1999, entitled Kevin Coyle vs. Mark Hughes, et al., Case No. A408466. These lawsuits are referred to collectively herein as the "Lawsuits."



          The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.



          The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.



     Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

     The Purchaser has extended the expiration date of the Offer until 5:00 p.m., New York City time, on Wednesday, November 24, 1999. The Offer was extended on October 13, 1999 by a press release. A copy of such press release is attached as Exhibit (a)(12) hereto and is hereby incorporated by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1)            Offer to Purchase, dated September 17, 1999.*
  (a)(2)            Letter of Transmittal.*
  (a)(3)            Notice of Guaranteed Delivery.*
  (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*
  (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7)            Summary Advertisement, dated September 17, 1999.*
  (a)(8)            Press Release, dated September 13, 1999.*
  (a)(9)            Intentionally omitted.
  (a)(10)           Press Release, dated September 17, 1999.*
  (a)(11)           Press Release, dated September 28, 1999.*
  (a)(12)           Press Release, dated October 13, 1999.**
  (b)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to The Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999.*
  (c)(1) Agreement and Plan of Merger, dated September 13, 1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser (included as Annex A to Exhibit (a)(1)).
  (c)(2) The Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.*
  (d)               Not Applicable.
  (e)               Not Applicable.
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999).*
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999).*
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999).*
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999).*
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999).*
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14,
                    1999).*
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999).*
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999).*
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999).*
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999).*
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al.,
                    Case No. BC217257 (CA Sup. Ct., September 23, 1999).**
--------------
*  Previously filed.
** Filed herewith.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 1999



                                  MH MILLENNIUM HOLDINGS LLC:


                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member



                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: President




                                   /s/ MARK HUGHES
                                   ------------------------------------------
                                   MARK HUGHES

                                  EXHIBIT INDEX




EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
  (a)(1)            Offer to Purchase, dated September 17, 1999.*
  (a)(2)            Letter of Transmittal.*
  (a)(3)            Notice of Guaranteed Delivery.*
  (a)(4) Form of letter, dated September 17, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*
  (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7)            Summary Advertisement, dated September 17, 1999.*
  (a)(8)            Press Release, dated September 13, 1999.*
  (a)(9)            Intentionally omitted.
  (a)(10)           Press Release, dated September 17, 1999.*
  (a)(11)           Press Release, dated September 28, 1999.*
  (a)(12)           Press Release, dated October 13, 1999.**
  (b)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to The Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999.*
  (c)(1) Agreement and Plan of Merger, dated September 13, 1999, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser (included as Annex A to Exhibit (a)(1)).
  (c)(2) The Equity Commitment Letter from Mark Hughes to the Company, dated September 10, 1999.*
  (d)               Not Applicable.
  (e)               Not Applicable.
  (f)               Not Applicable.
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999).*
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999).*
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999).*
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999).*
  (g)(5)            Complaint in Rae Ellen Plattus vs. Christopher Pair, et
                    al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999).*
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14,
                    1999).*
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999).*
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999).*
  (g)(9)            Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    BC216759 (CA Sup. Ct., September 14, 1999).*
  (g)(10)           Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
                    A408466 (NV Dist. Ct., September 22, 1999).*
  (g)(11)           Complaint in Michael Vaupel vs. Mark Hughes, et al.,
                    Case No. BC217257 (CA Sup. Ct., September 23, 1999).**
--------------
 * Previously filed.
** Filed herewith.